August 19, 2014

VIA EDGAR

Mr. Morgan Youngwood

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Cardtronics, Inc. Form 10-K for the Fiscal Year Ended December 31, 2013 Filed February 18, 2014 File No. 001-33864

Dear Mr. Youngwood:

Set forth below is the response of Cardtronics, Inc. (the “Company” or “we”), to the oral comment received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by telephone conference on August 8, 2014, with respect to the Company’s 2013 Annual Report on Form 10-K, filed with the Commission on February 18, 2014, File No. 001-33864. For your convenience, the Company’s response is prefaced by the substance of the oral comment received.

Notes to Consolidated Financial Statements

Note (21) Supplemental Guarantor Financial Information, page 95

1.	We note your disclosure that the Company’s 8.25% notes are fully and unconditionally guaranteed by the Company’s 100% owned domestic subsidiaries, subject to certain customary release provisions. In future filings, please disclose a description of the release provisions.

Response: We acknowledge the Staff’s comment. In future filings, beginning with our Form 10-Q for the period ending September 30, 2014, the Company will disclose the customary circumstances under which the subsidiary guarantees of the Company’s notes that may then be outstanding may be released, using, to the extent appropriate, language substantially similar to the following:

The Company’s notes are fully and unconditionally guaranteed, subject to certain customary release provisions, on a joint and several basis by all of the Company’s 100% owned domestic subsidiaries. These circumstances are as follows: (i) the designation of the subsidiary guarantor as an unrestricted subsidiary; (ii) the legal defeasance or covenant defeasance or satisfaction and discharge of the applicable indenture; (iii) the sale or other disposition by the Company or any restricted subsidiary of (a) all or substantially all of the properties or assets of the subsidiary guarantor (including by merger, consolidation or otherwise) or (b) the capital stock of the subsidiary guarantor if as a result the subsidiary guarantor ceases to be a restricted subsidiary of the Company; (iv) the liquidation or dissolution of the subsidiary guarantor; and (v) the release of the guarantee by the subsidiary guarantor of any other indebtedness that triggered its guarantee of the notes, except a release resulting from payment under such guarantee.

In connection with the above, we acknowledge the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct your questions or comments to my attention (tel: (832) 308-4128).

Sincerely,

/s/ J. Chris Brewster
J. Chris Brewster
Chief Financial Officer

cc:	Gillian A. Hobson, Vinson & Elkins L.L.P.